

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Rhoniel Daguro
Chief Executive Officer
authID Inc.
1580 N. Logan St., Unit 51767
Denver, Colorado 80203

      Re: authID Inc.
          Registration Statement on Form S-3
          Filed December 4, 2024
          File No. 333-283580

Dear Rhoniel Daguro:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham at 202-551-6521 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Stephen Fleming